February 28, 2005


United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549
Attn:  James Allegretto

RE:      Delta Woodside Industries, Inc.
         Form 10-K for the year ended July 3, 2004
         Form 10-Q for the quarter ended October 2, 2004
         File No. 1-10095

Ladies and Gentlemen:

     Reference is made to the comments to the Form 10-K for the fiscal year ended July 3, 2004 and Form 10-Q for the quarter ended October 2, 2004 of Delta Woodside Industries, Inc. received from the Staff of the Securities and Exchange Commission in a letter from James Allegretto, dated February 16, 2005 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter and the comments have been reproduced for ease of reference. The Company's responses to the Staff's comments are as follows:

                    FORM 10-K FOR THE YEAR ENDED JULY 3, 2004
                    -----------------------------------------

Annual Report
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations Fiscal 2004 Versus Fiscal 2003
Other Income

1. Please tell us why the equipment at the Beattie facility is an involuntary conversion, the value for the Beattie equipment at conversion, the value of any consideration received in exchange and the amount of any gains or losses on such conversion, if any. Further, please advise us what consideration you gave to classifying the gains and losses resulting from the involuntary conversion as either an extraordinary item or an unusual or infrequent item. See paragraph 4 of FIN No. 30.

         RESPONSE:

         The involuntary conversion at the Beattie facility was the result of an accidental fire which destroyed certain insured machinery. The net book value of the machinery at the time of the conversion was approximately $84,000 and the Company received insurance proceeds of approximately $712,000, resulting in a gain of approximately $628,000.

         In considering the classification of the gain resulting from the involuntary conversion, we relied on paragraph 22 of APB 30 which states, in part, "An event or transaction of a type that occurs frequently in the environment in which the entity operates cannot, by definition, be considered as extraordinary, regardless of its financial effect." In this light, we reviewed the frequency of accidental fires in our manufacturing facilities and determined that such fires are not considered infrequent and unusual. Accordingly, we have not classified the gain as an extraordinary item.

Notes to Consolidated Financial Statements
Critical Accounting Policies

2. Please revise your management's discussion and analysis to specifically explain why the assumptions in your critical accounting policies bear the risk of change. In this regard, the disclosure should supplement, not duplicate, the description of your policies in the financial statements. Further, disclose the following, to the extent possible:

          o How accurate the estimates and assumptions have changed in the past;
          o    How much the estimates and assumptions  have changed in the past;
               and
          o Whether and how the estimates and assumptions are reasonably likely to change in the future.

         RESPONSE:

         Set forth below is revised language concerning critical accounting policies that we propose be contained in our Form 10-Q for our fiscal 2005 third quarter. Since the disclosure is not materially different from the disclosure previously provided, we respectfully request that we not be required to amend our previous filings to contain this revised language.

         Critical Accounting Policies

         Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions.

         Impairment of Long - Lived Assets: In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

         In estimating the future undiscounted cash flows expected to be generated by long-lived assets to be held and used, major assumptions and estimates include expected period of operation, projected future product pricing, future raw material costs and market supply and demand. Changes in any of these estimates and assumptions could have a material effect on the estimated future cash flows to be generated by the Company's assets. With the deterioration of the competitive conditions in the textile industry, we have had changes in these estimates and assumptions based on strategic changes in management's plan of operations, including the planned closure and sale of three facilities: Furman, Catawba, and Estes. As management planned for closure of each of these facilities, it was necessary to first analyze held-for-use or held-for sale status of the assets and project future cash flows accordingly. These changes in assumptions have resulted in asset impairment charges in each of the last three fiscal years. It is reasonably likely that these assumptions could change in the future. Estimates of future cash flows and asset selling prices are inherently uncertain. Different estimates could result in materially different carrying amounts.

         For example, when management decided to close the Furman plant in fiscal 2002, an $8.2 million impairment charge was recognized reducing the carrying amount of this asset from $12.1 million to $3.9 million. When the Company entered into a contract to sell the Furman Plant real property in August 2004, the sales price, net of selling costs, was approximately $847,000 less than the then carrying amount resulting in an additional impairment charge of $847,000. When the Company announced its 2005 realignment plan in November 2004, it estimated its non-cash impairment charge would range from $5.0 to $8.0 million. The Company revised this estimate upward in its 10-Q for the first quarter of fiscal 2005; however, the Company subsequently contracted to sell its facilities at more favorable sales prices for certain of its property, plant and equipment than it initially expected, and the actual impairment charge was $3.8 million. There can be no assurance, that these numbers will represent the final charges until the consummation of the sales of these assets, which are expected to occur in the third and fourth quarters of fiscal 2005. If any sale does not close, the actual net sales proceeds received in a subsequent transaction could be lower resulting in an increase in the corresponding impairment charge.

         Income Taxes: The Company accounts for income taxes under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). The Company recognizes deferred income taxes, net of any valuation allowances, for the estimated future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. As of July 3, 2004 and June 28, 2003, the Company did not have any deferred tax assets, net of valuation allowances and deferred tax liabilities.

         The Company evaluates on a regular basis the realizability of its deferred tax assets for each taxable jurisdiction. In making this assessment, management considers whether it is more likely than not that some portion or all of its deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers all available evidence, both positive and negative, in making this assessment. The Company's pre-tax operating losses in each of 2004, 2003 and 2002 represent negative evidence, which is difficult to overcome under SFAS 109, with respect to the realizability of the Company's deferred tax assets.

         To fully realize the deferred tax assets for net operating losses, the Company will need to generate future taxable income of approximately $38,000,000 in the United States. The Company's federal net operating loss carryforwards generally expire in varying intervals from 2013 to 2024, while state loss carryforwards expire at various intervals beginning in fiscal 2005. At July 3, 2004, the Company's gross deferred tax assets were reduced by a valuation allowance of $10,626,000. In preparing the Company's financial statements, management determined that it was more likely than not that the Company would be unable to fully utilize its net deferred tax assets before they expire. Therefore, SFAS 109 required the Company to record a full valuation allowance for its net deferred tax assets. The Company first recorded a full valuation allowance of $7,254,000 in fiscal year 2003. Primarily as a result of losses in fiscal year 2004 that increased the Company's net operating loss carryforwards, the Company's net deferred tax assets increased during fiscal year 2004. Accordingly, the Company recorded an increase in the valuation allowance of $3,372,000 in fiscal year 2004.

         If the body of evidence considered by management in determining the valuation allowance, including the generation of pre-tax income, were to improve, the Company would consider reversal of the valuation allowance and record a net deferred tax asset on its balance sheet, resulting in tax benefit on its statement of operations for the period in which the reversal occurs. The Company believes consummation of its restructuring plan will return it to profitability; however, there can be no assurance to this effect.

         In addition, management monitors and assesses the need to change estimates with respect to tax exposure reserve items, resulting in income tax expense increases or decreases occurring in the period of changes in estimates.

3. Please tell us the amounts you have accrued for loss contingencies related to your disclosed environmental matters here and in Note 6 as well as the recently upheld assessment from the North Carolina Department of Revenue. In situations where no accrual is made because one or both of the conditions in paragraph 8 of SFAS No. 5 are not met, please explain why either criterion is not met and disclose your contingency if it is at least a reasonable possibility that a loss may have been incurred. Also tell us if you measure your loss contingencies on a discounted basis. If you do, disclose at a minimum, the discount rate used, the expected aggregate undisclosed amount, expected payments for each of the five succeeding years and the aggregate amount thereafter, and a reconciliation of the expected aggregate undiscounted amount to amounts recognized in the balance sheet. See Topic 5-Y of SAB No. 92.

         RESPONSE:

         We do not measure loss contingencies on a discounted basis. Below, we have addressed your comments on each of the environmental matters. As to the assessment from the North Carolina Department of Revenue, please see our response to your comment 10, which is incorporated herein by reference.

         Two of the Company's South Carolina plants, the Delta 2 and Delta 3 Finishing Plants, have experienced high nitrate levels at the spray field for these plants. The Company is working with the South Carolina Department of Health and Environmental Control ("DHEC") to address this issue. On August 5, 2004, DHEC proposed a consent agreement, which establishes a groundwater mixing zone with nitrate parameters that the Company believes it can satisfy without additional, material cost or future violations. Although there is no assurance that the Company will be successful, and it could face administrative penalties if it is not, no accrual has been made for the contingency, as we do not believe it is probable that a liability has been incurred. We believe we can satisfy the terms of the consent agreement without additional material cost or future violations. Even if the Company does have to pay administrative penalties and/or incur costs. the Company does not currently believe that any penalties or costs will have a material adverse impact on the Company's financial position or results of operations.

         In addition, the National Pollutant Discharge Elimination System ("NPDES") permit issued to the Delta 2 and Delta 3 Finishing Plants on April 1, 2004, contained a new parameter for zinc that the Company is supposed to meet by April 1, 2006. Discharges from nitrate recovery wells have exceeded this parameter. The Company has proposed to convert the recovery wells into monitoring wells to eliminate the zinc discharge and understands that DHEC is amenable to this approach. Although there is no assurance that the conversion will successfully bring the Company's zinc discharge within the required parameters, and the Company could be required to construct a zinc wastewater treatment feature and/or face administrative penalties if it does not, no accrual has been made for the contingency, as we do not believe it is probable that a liability has been incurred. We believe we will receive approval to convert the recovery wells into monitoring wells and the conversion will successfully address the applicable parameters. Even if the Company does have to construct a zinc waste water treatment feature and/or pay administrative penalties, the Company does not currently believe that construction costs and/or penalties will have a material adverse impact on the Company's financial position.

         On June 30, 2000, the Company sold its Greensboro, North Carolina plant to the City of Greensboro. The Company had been working with environmental consultants in assessing groundwater contamination at this site. Because of these studies, one-half of the proceeds from the sale of the plant, consisting of approximately $400,000, were placed in an interest bearing escrow account to cover expenses related to this contamination. As of the date of this filing, approximately $306,000 remains in this escrow account. The Company recorded the sale net of estimated costs to remediate the property. The North Carolina Department of Environment and Natural Resources is requiring Delta Mills to install a monitoring well on an adjacent property owner's land. The adjacent owner is requesting that Delta Mills provide it with the sampling results and indemnify it from any contamination on its property. If contamination is discovered, the Company would likely face a claim for damages. Management believes that the escrow is sufficient to cover any expenses related to the remediation of this property, and consequently has not recognized a liability in the consolidated financial statements.

         The Company's previously owned Nautilus business has been named as a "potentially responsible party" ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") with respect to three hazardous waste sites in North Carolina, South Carolina and Mississippi. To the Company's knowledge, all of the transactions with these sites were conducted by a corporation (the "Selling Corporation") whose assets were sold in 1990 pursuant to the terms of an order of the United States Bankruptcy Court to another corporation, the stock of which was subsequently acquired by the Company in January 1993.

         At the North Carolina site, the Selling Corporation is listed as a "de Minimis" party, and at the South Carolina site, the Selling Corporation has been listed as an "insolvent" party and would appear to qualify as a "de Minimis" party. The Company believes that the Selling Corporation's share of the liabilities at either of these sites will be immaterial.

         At the Mississippi site, the PRP group completed the surface removal action and investigated soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, estimates of costs to clean-up the site were $4 million, and could be higher. Trichloromethane, one of the substances delivered by the Selling Corporation to the site, was found in the site's groundwater and at nearby drinking water wells. The EPA referred the site to the Mississippi Department of Environmental Quality ("MDEQ") in 1996. In August of 2001, MDEQ indicated to a third party that it was still considering action at the site. On June 16, 2004, MDEQ conducted a site investigation for an EPA RCRA contractor to determine if any homes around the site still used private water wells and located three such homes.

         Although no assurance can be provided, the Company believes that it is shielded from liability at these three sites by the order of the United States Bankruptcy Court pursuant to which the Selling Corporation sold its assets to the corporation subsequently acquired by the Company. The Company has denied any responsibility at these three sites, has declined to participate as a member of the respective PRP groups, and has not provided for any reserves for costs or liabilities attributable to the Selling Corporation. No accrual has been made for these Nautilus contingencies, as we do not believe it is probable that a liability has been incurred. We believe we are shielded from liability at these three sites by the order of the United States Bankruptcy Court pursuant to which the Selling Corporation sold its assets to the corporation subsequently acquired by the Company.

         On January 10, 2000, the North Carolina Department of Environment and Natural Resources requested that Delta Mills, Inc., a subsidiary of the Company, accept responsibility for investigating the discharge of hazardous substances at a hazardous waste site known as the Glen Raven Mills Site, Kings Mountain, North Carolina (the "Site"). A predecessor by merger of Delta Mills, Inc., Park Yarn Mills Company, Inc. ("Park Yarn"), owned the Site for approximately six (6) years, from 1977 to 1983 (prior to the time Delta Mills, Inc. became a subsidiary of Delta Woodside Industries, Inc.) Delta Mills, Inc. is aware of no evidence that Park Yarn discharged or deposited any hazardous substance at the Site or is otherwise a "responsible party" for the Site. Further, Park Yarn filed bankruptcy and was discharged in 1983. Although no assurance can be provided, any liability of Park Yarn for the Site may have been discharged by the bankruptcy order. Accordingly, Delta Mills, Inc. has denied any responsibility at the Site, declined to undertake any activities concerning the Site, and has not provided for any reserves for costs or liabilities attributable to Park Yarn. We believe any liability of Park Yarn for the Site may have been discharged by the bankruptcy order. No accrual has been made for these contingencies, as we do not believe it is probable that a liability has been incurred.

Note A - Significant Accounting Policies
General

4. In future filings include the disclosure requirements from paragraph 26.a., c. and d. of SFAS No. 144 in your footnotes.

         RESPONSE:

         In future filings, we will include the disclosures required by paragraph 26. a., c. and d. of SFAS No. 144 in our footnotes to the consolidated financial statements.

Revenue Recognition

5. In future filings please expand your disclosure to include a description of your accounting policy related to returns and allowances. Please provide us with an example of the additional disclosures in your response.

         RESPONSE:

         As requested, our future filings will include disclosure substantially similar to the following (or comparable disclosure in the event our returns and allowances policy changes in the future):

              The Company's sales agreements do not give the buyer a right of return. When returns and allowances are authorized by the Company, returns and allowances are accounted for as a reduction to sales, and sales are reported net of returns and allowances. Allowances are charged against sales at the full dollar amount of the allowance.

6. Your disclosure indicates that you may recognize revenue on a bill-and-hold basis. Please tell us how much revenue you recognize under such arrangements in 2004, 2003 and 2002 and how you meet the criteria for such arrangements as set forth in 3(a) of SAB Topic 13. Include an explanation to support each conclusion. Tell us whether your stated shipping terms are free on board shipping point or free on board destination and whether your sales agreement contains right of inspection or acceptance provisions. Expand your disclosure in future filings accordingly. Also please advise us if the buyer bears the risk of loss if the market value of the goods declines; if your custodial risks are insurable and insured and if the need for discounting the related receivable in accordance with APB No. 21 is applicable.

         RESPONSE:

         Revenue recognized on a bill-and-hold (B&H) basis in Fiscal Years 2002, 2003 and 2004 was as follows:

                                                   FY 2002        FY 2003        FY 2004
           ------------------------------------- -------------- ------------- ------------------
           Bill-and-Hold Revenue Recognized      $67,405,000    $71,916,000   $ 52,522,000
           ------------------------------------- -------------- ------------- ------------------
           Unshipped at Year End                 $15,322,000    $10,037,000   $  9,971,000
           ------------------------------------- -------------- ------------- ------------------

         Goods are ordered by our customers for the express business purpose of providing finished apparel fabric to the customer's specification in order to fulfill the customer's requirements associated with the customer's garment manufacturing operation. From the time of the customer's order to the time of the completion of our manufacturing of the customer's goods, the customer may realize a need to change its manufacturing schedule. In these instances the customer may request a delay in shipment of the goods, and, at the customer's request, we will bill and hold the goods.

         B&H sales meet the criteria for such arrangements as set forth in 3(a) of SAB Topic 13 as follows:

1.       Criteria: The risks of ownership must have passed to the buyer.

         Support: Sales order contracts specify the transfer of ownership to the customer. Sales on a B&H basis are further supported by an acknowledgement signed by the customer confirming the B&H provisions of the sales contract. Also, the buyer bears the risk of loss if the market value of the goods declines, and the B&H sales agreement requires the buyer to be responsible for insuring the B&H goods.

2. Criteria: The customer must have made a fixed commitment to purchase the goods, preferably in written documentation.

         Support: The sales contract specifies a fixed commitment to purchase the goods and is supported by a signed acknowledgement confirming the commitment.

3. Criteria: The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis.

         Support: The customer's request for sales on a B&H basis is supported by the B&H provisions of the sales contract and further supported by a signed acknowledgement from the customer confirming the B&H provisions of the contract. The B&H goods are ordered by the customer for the express business purpose of providing finished apparel fabric to the customer's specification in order to fulfill the customer's requirements associated with the customer's garment manufacturing operation.

4. Criteria: There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer's business purpose (e.g., storage periods are customary in the industry).

         Support: The sales contract provides a fixed delivery schedule and storage periods that are customary in the industry.

5. Criteria: The seller must not have retained any specific performance obligations such that the earnings process is not complete.

         Support: B&H goods are packaged, labeled B&H and stored, ready for shipment, in the name of the customer in accordance with the customer order specification. B&H sales do not occur until this earnings process is complete. There are no specific performance obligations, such that the earnings process is not complete.

6. Criteria: The ordered goods must have been segregated from the seller's inventory and not be subject to being used to fill other orders.

         Support: B&H sales are packaged, labeled B&H and stored, ready for shipment, in the name of the customer. B&H inventory records reflect that the inventory is held for custodial purposes only and segregate B&H goods from Company owned goods so as not to be used to fill other orders.

7. Criteria: The equipment (product) must be complete and ready for shipment.

         Support: B&H goods are packaged, labeled B&H and stored, ready for shipment, in the name of the customer in accordance with the customer order specification. B&H sales do not occur until this earnings process is complete.

In addition to the criteria outline above, the Company also considers the following factors outlined in SAB 104:

   1. Criteria: The date by which seller expects payment, and whether the seller has modified its normal billing and credit terms for this buyer.

         Support: There are no modifications of payment terms. Billing and credit terms are the same as normal sales.

   2. Criteria: The seller's past experiences with and pattern of bill and hold transactions.

         Support: The Company has had no significant issues or indications that the revenue cycle is not complete. The Company's bill and hold revenues are relatively stable and have trended down consistent with other revenues. The Company's bill and hold revenues show no unusual spikes and no significant reversals.

   3. Criteria: Whether the buyer has the expected risk of loss in the market value of goods.

         Support: The buyer bears the risk of loss if the market value of the goods declines.

   4. Criteria: Whether the seller's custodial risks are insurable and insured.

         Support: The B&H sales agreement requires the buyer to be responsible for insuring the B&H goods.

   5. Criteria: Whether extended procedures are necessary in order to assure there are no exceptions to the buyer's commitment to accept and pay for the goods sold (i.e., that the business reasons for the bill and hold have not introduced a contingency to the buyer's commitment).

         Support: The sales contract specifies a fixed commitment to purchase the goods and is supported by a signed acknowledgement confirming the commitment. Additionally, the best evidence of acceptance is payment of invoices by customers consistent with payments on normal sales.

         Shipping terms are FOB shipping point and the sales agreement does not contain a right of inspection or acceptance provision. Also, the buyer bears the risk of loss if the market value of the goods declines and the B&H sales agreement requires the buyer to be responsible for insuring the B&H goods. In addition, all B&H inventory at the Company's facilities is covered by the Company's insurance coverage. The need for discounting the related receivable is not applicable in accordance with paragraph 3(a) of APB No. 21, as receivables are collected under normal terms. As requested, our disclosure in future filings will be expanded to read as follows:

         REVENUE RECOGNITION: Sales are recorded upon shipment or designation of specific goods for later shipment at the customers' request, due to changes in the customers' manufacturing schedules. The Company records a portion of its revenues on a bill and hold basis, invoicing goods that have been produced, packaged and made ready for shipment. The goods are effectively segregated from inventory which is available for sale. The risk of ownership of the goods has passed to the customer, and remittance terms are consistent with all other sales by the Company.

7. In future filings, please add a description of your business with the Department of Defense indicating whether sales orders are subject to renegotiation of profits or termination at the election of the Department of Defense.

         RESPONSE:

         In future filings we will indicate that we have no direct contracts with the Department of Defense, and, therefore, our Department of Defense-related business is not subject to renegotiation of profits.

Cotton Procurement

8. Please revise your disclosure to indicate that your cotton buying contracts meet the criteria for inclusion rather than exclusion under normal purchases and normal sales exemption of SFAS No. 133.

         RESPONSE:

         We will revise our disclosure concerning Cotton Procurement in future filings to read as follows:

                  COTTON PROCUREMENT: The Company contracts to buy cotton with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are settled by delivery and are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton requirements up to eighteen months in the future. If market prices for cotton fall below the Company's committed fixed costs and it is estimated that the costs of cotton are not recoverable in future sales of finished goods, the differential is charged to income at that time. The Company's management has determined that its cotton buying contracts meet the criteria for inclusion under the normal purchases and normal sales exemption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", and its related amendments.

Note B - Accounts Receivable and Major Customers

9. Please clarify whether the receivables were sold and whether there are any differences in the amounts due from your factor and those due from customer trade accounts. If so, please explain and quantify the nature of these differences and applicable accounting guidance for the valuation difference, if any.

         RESPONSE:

         Factored receivables are assigned to GMAC Commercial Finance LLC (the "Factor") under a factor agreement. The factor agreement contains two programs for assignment of receivables: a collection program and a purchased program. Under the collection program, accounts are assigned to the factor for ledgering and collection. Under the purchased program, accounts are assigned to the factor as the sole owner thereof. The majority of the factored receivables fall under the purchased program. Under both the collection and the purchased program, the amounts due from the factor are the same as the amounts due from the customer trade account. Based on the assignment of sales, the factor charges a factoring fee that is recorded as a selling expense.


Note G - Commitments and Contingencies

10. Please tell us whether you have accrued for any contingency and the amount related to the notice of income and franchise taxes deficiency from the State of North Carolina. If no accrual has been made because one or both conditions in paragraph 8 of SFAS No. 5 have not been met, please state so in future filings.

         RESPONSE:

         We have accrued the full assessment in the consolidated financial statements, plus estimated penalties and interest, totaling approximately $2.4 million at July 3, 2004.

11. We are unclear on the nature of the rights and obligations with respect to the properties denoted with footnote (3) in your tabular presentation under Item 2. Properties. Please tell us if you own or lease these properties, if you lease them from the three South Carolina counties that hold title, if you hold the right to repurchase the properties and the length of time you intend to allow the counties to hold title to these properties.

         RESPONSE:

         These properties are the subject of "Fee in Lieu of Tax" (FILOT) agreements with several counties within the State of South Carolina. These agreements are intended to permit counties to attract business investment by offering property tax incentives. In accordance with South Carolina statute 4-29-67, the Company entered into a sale-leaseback agreement with these counties and simultaneously acquired an Industrial Development Revenue Bond, the ultimate obligor under which is the Company. Since the financial instruments contain the legal right of offset, they are not reflected in the Company's consolidated financial statements. The agreements have a maximum expiration date of 2017. Under the terms of the agreements, the Company must annually submit information regarding the value of the machinery and equipment in service in each county. The respective counties will then accept a fee in lieu of property tax based upon predetermined millage rates. The Company can reacquire such property and terminate the agreement at a nominal price of $1 and, accordingly, the machinery and equipment have been recorded as owned assets. If the Company elects to reacquire the subject property prior to the expiration of the arrangement, it may also be required to make certain adjusting real property tax payments. The Company expects the FILOT arrangement to remain in place until it expires by its terms in 2017, at which time the Company will reacquire title to the subject properties.

Exhibit 31.1

12. Please confirm that the inclusion of the titles of your Chief Executive Officer and Chief Financial Officer was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CFO's title in the introductory paragraph of the certifications to conform to the format provided in Item 601(b) (31) of Regulation S-K.

         RESPONSE:

         The Company included the titles of its Chief Executive Officer and Chief Financial Officer in the Item 601(b)(31) certifications to make it readily apparent in the introductory part of the certifications that the appropriate persons were making the certifications. Such inclusion was not intended to limit the capacity in which such persons made their certifications. As requested, the titles will be eliminated from the introductory paragraphs of the certifications in future filings.

                 FORM 10-Q FOR THE PERIOD ENDED JANUARY 1, 2005

Consolidated Balance Sheets

13. Please tell us if the violation of the fixed charge coverage ratio on your Senior Note Indenture makes the obligation callable by your lender within one year of your balance sheet or, if not cured within a specified grace period, makes the obligation callable within one year of your balance sheet. If this is the case, please tell us if you have obtained a waiver for more than one year from the balance sheet or provide an explanation why it is probable that the violation will be cured within the specified grace period. If you can not provide such waiver or explanation you are required to reclassify the obligation as a current liability. See paragraphs 1 through 5 of SFAS No. 78.

         RESPONSE:

         Under the Senior Notes Indenture, compliance with the fixed charge coverage ratio test is not a negative covenant, but is a condition to the incurrence of additional indebtedness or the issuance of preferred stock in certain circumstances and to the making of certain restricted payments. The current non-compliance does not constitute an event of default nor does it make the Senior Notes callable by their holders.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations First Quarter of Fiscal Year 2005

14. Please tell us if you had written off excess or obsolete fabric for inventory on hand for the Department of Defense's old uniform. If you have, please tell us the amount and where it is characterized in your statement of operations.

         RESPONSE:

         We have not written off any excess or obsolete fabric inventory for the Department of Defense's old uniform. We produce the product only to the extent of actual customer orders and anticipate no excess or obsolete inventory. Additionally, we are still producing fabric for current orders for the old style uniforms as the transition to the new uniform takes place.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Second Quarter of Fiscal Year 2005
Our 2005 Realignment Plan

15. Please tell us how your method for recognizing and measuring asset impairment compares to the guidance in paragraph 7 of SFAS No. 144, including in your explanation how you determined fair value as discussed in paragraphs 22 through 24 of the Statement. Please include the asset carrying amounts, subjective factors used in your estimates and as well as an explanation of your underlying reasons for the use of such any estimates.

         RESPONSE:

         During the second quarter of fiscal 2005, the Company's Board of Directors approved a comprehensive realignment plan. The plan was announced on October 20, 2004 with the closing of the Estes weaving facility and capacity reductions in our commercial synthetics business and the elimination of yarn manufacturing at our Beattie plant. Real estate and machinery and equipment to be disposed of met the criteria in paragraph 30 of SFAS No. 144 and were classified as assets held for sale and recorded on the Company's consolidated balance sheet at the lower of the carrying amount or fair value less costs to sell, resulting in impairment charges.

         Fair values of the impaired assets of $8,857,000 were based on estimated net proceeds associated with asset sales agreements expected to be closed in the third and fourth quarters of year 2005. The Company recorded an impairment charge to reduce the carrying values of the assets to the estimated fair value of $8,857,000. We believe that these arms length transactions will be consummated in the time frame outlined in our discussion and represent appropriate estimates of fair value.

If you have any questions regarding these responses, please direct them to William H. Hardman, Jr., Chief Financial Officer, at 864-255-4127, or in his absence, to David Palmer, Controller, at 864-370-4719.


Sincerely,


/s/ William H. Hardman, Jr.
William H. Hardman, Jr.
Chief Financial Officer